[Letterhead of Sullivan & Cromwell LLP]

   November 8, 2021

By Hand and EDGAR

United States Securities and Exchange Commission,
       Division of Corporation Finance,
            Office of Manufacturing,
                 100 F Street, N.E.,
                      Washington, D.C. 20549.

Attention:   Andi Carpenter

     Anne McConnell

     Geoff Kruczek

     Asia Timmons-Pierce

Re:	Sono Group N.V. Registration Statement on Form F-1 Filed October 22, 2021 File No. 333-260432

Ladies and Gentlemen:

On behalf of our client, Sono Group N.V. (the “Company”) we are filing today, via EDGAR, this letter and Amendment No. 1 to the Registration Statement on Form F-1 (the “Amendment No. 1) with the staff of the Securities and Exchange Commission (the “Commission”).

On behalf of the Company, we have set forth below the Company’s response to the staff of the Commission’s (the “Staff”) comment of November 2, 2021. The response and information below are based on information provided to us by the Company. To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following the comment.

Financial Statements, page F-1

General

1.	We note your disclosure on page 31 regarding recent events with NEVS. Please include prominent disclosure in your summary regarding recent events and any potential risk. We note your disclosure that you may decide to take over the NEVS’ employees that are required for the production of the Sion or reimburse NEVS or its owner for their salaries, which would lead to a significant increase in your expenses and would require you to raise more financing sooner than anticipated. Please provide more enhanced disclosure as to how much additional financing might be necessary, timeline of such financing and the impact on your timeline for production of the Sion.

Sullivan & Cromwell LLP is a registered limited liability partnership established under the laws of the State of New York.

The personal liability of our partners is limited to the extent provided in such laws. Additional information is available upon request or at www.sullcrom.com.

A list of partners’ names is available for inspection at the above address.

Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-2-

Response

In response to the Staff’s comments, the Company has reviewed the disclosure. The Company has updated the disclosure to reflect the most current status and has added enhanced disclosure to the recent developments section of the summary.

*     *     *

If you would like to discuss any aspect of this letter or the Registration Statement, please contact Krystian Czerniecki at +49-69-4272-5525 or by email (czernieckik@sullcrom.com) or Clemens Rechberger at +49-69-4272-5514 or by email (rechbergerc@sullcrom.com). Please send written correspondence relating to this submission by email.

Very truly yours,

/s/ Clemens Rechberger
Clemens Rechberger

cc:	Laurin Hahn, Sono Group N.V.
Jona Christians, Sono Group N.V.
Paul van der Bijl, NautaDutilh N.V.
James McDonald, Skadden, Arps, Slate, Meagher & Flom (UK) LLP
Andrea Nicolas, Skadden, Arps, Slate, Meagher & Flom LLP